EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

Dollars in millions	Three Months Ended March 31, 2005	2004	Year Ended
			2003	2002	2001	2000
Earnings
Pre-tax income from continuing operations before adjustments for minority interest (1)	$468	$1,735	$1,568	$1,821	$564	$1,848
Fixed charges and preferred stock dividends excluding interest on deposits	131	358	347	433	782	1,062

Subtotal	599	2,093	1,915	2,254	1,346	2,910
Interest on deposits	182	484	457	659	1,229	1,653

Total	$781	$2,577	$2,372	$2,913	$2,575	$4,563

Fixed charges
Interest on borrowed funds	$116	$298	$258	$315	$645	$914
Interest component of rentals	15	58	59	58	53	50
Amortization of notes and debentures	0	1	1	1	1	1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0	0	28	58	63	67
Preferred stock dividend requirements	0	1	1	1	20	30

Subtotal	131	358	347	433	782	1,062
Interest on deposits	182	484	457	659	1,229	1,653

Total	$313	$842	$804	$1,092	$2,011	$2,715

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.57 x	5.85 x	5.52 x	5.21 x	1.72 x	2.74 x
Including interest on deposits	2.50	3.06	2.95	2.67	1.28	1.68

(1)	As defined in Item 503(d) of Regulation S-K.